FORM 6-K

U.S．SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number:  333-13896

Supplement For the month of July 2009.

Total number of pages: 3

The exhibit index is located on page 1

NIDEC CORPORATION

(Translation of registrant’s name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __    No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_____

Information furnished on this form:

EXHIBITS

Exhibit Number

1. Nidec Revises Upward Consolidated Financial Forecasts for the Year Ending March 31, 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 24, 2009
NIDEC CORPORATION
By: /S/ Masahiro Nagayasu
General Manager, Investor Relations

FOR IMMEDIATE RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

Contact:
Masahiro Nagayasu
General Manager
Investor Relations
+81-75-935-6140
ir@jp.nidec.com

Released on July 24, 2009 in Kyoto, Japan

Nidec Revises Upward Consolidated Financial Forecasts
for the Year Ending March 31, 2010

Nidec Corporation (NYSE: NJ) today announced an upward revision on its consolidated financial forecasts (U.S. GAAP) for the six months ending September 30, 2009 and the year ending March 31, 2010 as follows.

1.	Revised consolidated financial forecasts for the six months ending September 30, 2009

-U.S. GAAP-

From April 1, 2009 to September 30, 2009 (Millions of yen, except per share amounts and percentages)
	For the six months ending September 30, 2009
			Changes
	Previous Forecast	Revised			For the six months ended
	(as of April 24, 2009)	Forecast	Amount	Percentage	September 30, 2008
Net sales	250,000	250,000	-	—	365,220
Operating income	15,000	20,000	5,000	33.3	40,778
Income from continuing operations before income taxes	14,000	18,000	4,000	28.6	43,381
Net income attributable to Nidec Corporation	9,000	12,000	3,000	33.3	27,840
Earnings per share	64.61	86.15	-	—	192.06

2.	Revised consolidated financial forecasts for the year ending March 31, 2010

-U.S. GAAP-

From April 1, 2009 to March 31, 2010 (Millions of yen, except per share amounts and percentages)
	For the year ending March 31, 2010

			Changes
	Previous Forecast	Revised			For the year ended
	(as of April 24, 2009)	Forecast	Amount	Percentage	March 31, 2009

Net sales	550,000	550,000	-	—	613,458
Operating income	45,000	50,000	5,000	11.1	51,806
Income from continuing operations before income taxes	43,000	47,000	4,000	9.3	47,029
Net income attributable to Nidec Corporation	27,000	30,000	3,000	11.1	28,353
Earnings per share	193.84	215.38	-	—	197.42

2. Reasons for the revision

As we began to see positive effects of our company-wide effort to make progresses in the ongoing WPR™ initiatives, our profitability on a consolidated basis improved during the fiscal first quarter ended June 30, 2009. Net sales for this fiscal first quarter were generally in line with our prior estimates primarily as a result of our efforts to develop new products, markets and customers based on the four key concepts of lower energy consumption, environmental friendliness, lighter, thinner, shorter and smaller products, and lower prices. We were able to achieve higher profit margins than expected primarily due to our profitability improvement measures.

Based on the foregoing and other factors, we have revised the previously announced forecasts of our consolidated results of operations for the six months ending September 30, 2009 and the fiscal year ending March 31, 2010.

WPR was named by Shigenobu Nagamori of NIDEC CORPORATION based on his unique business management method in 2008.
WPR™ is a trademark of NIDEC CORPORATION in Japan.
WPR © Shigenobu Nagamori NIDEC CORPORATION 2008

Disclaimer Regarding Forward-looking Statements
This press release material contains forward-looking statements including expectations, judgement, plans, and strategies. The forward-looking statements are based on management’s assumptions and belief in light of the information currently available. Certain risks, uncertainties and other factors could cause actual results to differ materially from those discussed in the forward-looking statements. Such factors include, but are not limited to: fluctuation of currency exchange rates, overall supply and customer demand in the motor industry, product development and production capabilities, performance of affiliated companies, and other risks and uncertainties. Nidec undertakes no obligation to update forward-looking statements to reflect events or circumstances that occur after the date the statements are made.

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